Room 4561

December 18, 2006

Paul Egan
President
FreeStar Technology Corporation
60 Lower Baggot Street
Dublin 2 Ireland

      Re: **FreeStar Technology Corporation**
                Form 10-KSB for Fiscal Year Ended June 30, 2005, as amended
                Forms 10-QSB for Fiscal Quarters Ended September 30, 2005,
                    December 31, 2005 and March 31, 2006, as amended
                File No. 0-28749

Dear Mr. Egan:

      We have completed our review of the above referenced filings and have no further comments at this time.

                    Sincerely,

                    Stephen G. Krikorian
                    Branch Chief - Accounting